March 14, 2022

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-9303

Attention:    Mr. Craig Arakawa
        Mr. Brian McAllister

Re:    Comstock Mining, Inc.
Form 10-K for the year ended December 31, 2020
Filed March 10, 2021
Form 10-Q for the quarterly period ended September 30, 2021
Filed November 9, 2021
File No. 001-35200

Gentlemen:
This letter is in response to your comment letter dated March 2, 2022. Your comments are reproduced below in bold italics, followed in each case by the response of Comstock Mining Inc. (the “Company,” “we,” “our,” or “us”).
Item 1. Financial Statements
Acquisition and Investments, page 16
1.Please refer to comment 4 in our letter dated December 23, 2021. Based on the information provided at Exhibit A of your letter dated February 2, 2022, it appears that summarized financial information for your equity method investments in the aggregate was required in your financial statements for the quarter ending September 30, 2021. Rule 8-03(b)(3) of Regulation S-X requires summarized information if the significance of any individual or any combination of investees exceeds the 20% thresholds using any of the three tests in Rule 1-02(w) of Regulation S-X. Additionally, ASC 323-10-50-3c states that summarized information may be necessary if equity method investments are material in relation to the financial position and results of operations of an investor. Please revise your disclosures accordingly. Please also disclose which investments are accounted for using a lag basis.

Response:
Rule 8-03 provides the rules on Interim financial statements for smaller reporting companies. Rule 8-03(b)(3) provides in relevant part, “(3) Significant equity investees. Sales, gross profit, net income (loss) from continuing operations, net income, and net income attributable to the investee must be disclosed for equity investees that constitute 20 percent or more of a registrant's consolidated assets, equity or income from continuing operations attributable to the registrant.”
Notably, Rule 8-03(b)(3) provides no explicit direction as to whether significance investees must be individually assessed or aggregated. In addition, it is worth mentioning that the Company’s investees referenced in our initial response were acquired over multiple periods in multiple fiscal years, as noted in our initial response.
Rule 3-05 of Regulation S-X explicitly provides that acquired businesses should not be aggregated unless such businesses are related businesses, as explained in Rule 3-05.
The corollary for Rule 8-03(b)(3) for large accelerated filers is Rule 10-01(b). Rule 10-01(b)(1) provides “(1) Summarized statement of comprehensive income information shall be given separately as to each subsidiary not consolidated or 50 percent or less owned persons or as to each group of such subsidiaries or fifty percent or less owned persons for which separate individual or group statements would otherwise be required for annual periods. Such summarized information, however, need not be furnished for any such unconsolidated subsidiary or person which would not be required pursuant to § 240.13a-13 or § 240.15d-13 of this chapter to file quarterly financial information with the Commission if it were a registrant.”
Notably, the higher burdened disclosure obligations of Rule 10-01(b)(1) explicitly reference the separate disclosure of such summarized financial data for subsidiaries and exempts disclosure altogether if such subsidiaries would not independently be required to file quarterly financial information. Given that the Company is a smaller reporting company, the burden of disclosure is presumably less than the large accelerated filer standard.
To determine whether the 20% threshold applies on an individual or aggregate basis, we also referred to reputable third party guidance. The below table in EY’s Financial reporting developments, A comprehensive guide, Equity method investments and joint ventures May 2021.

For domestic registrants, additional considerations with respect to presentation and disclosure requirements for equity method investments are summarized below.

Financial statement period	Financial statement type	SEC rule	Type of test	Applied individually or in the aggregate	Threshold for significance	EY FRD section reference
Acquisitions	Financial statements	S-X Rule 3-05	•Asset •Investment •Income	•Individually	20%	Section 8.5.1
	Pro forma financial information	S-X Article 11	•Asset •Investment •Income	•Individually	20%	Section 8.5.1
Annual	Financial statements	S-X Rule 3-09	•Investment •Income	•Individually	20%	Section 8.5.2
Annual	Summarized financial statement information	S-X Rule 4-08(g)	•Asset •Investment •Income	•Individually •Aggregate	10%	Section 8.5.3
Interim	Summarized income statement information	S-X Rule 10-01(b)(1)	•Investment •Income	•Individually	20%	Section 8.5.3.1
The SEC rules listed in the table above and in more detail in the sections below do not
We also referred to section 9.3.9.2 of EY’s 2021 SEC Annual Reports – Form 10-K guide to understand the requirements for smaller reporting companies (SRCs).
SRCs are not required to provide separate financial statements of significant equity method investees. However, under Rule 8-03(b)(3), they are required to provide summarized financial data, including sales, gross profit, net income from continuing operations and net income for significant equity investees that individually [emphasis added] represent 20% or more of their consolidated assets, equity or income from continuing operations attributable to the registrant in both annual and interim financial statements. While this requirement is similar to the interim reporting requirement for larger companies, the threshold for SRCs is higher (20%) than the threshold for summarized information in annual financial statements for larger companies (10%), and SRCs aren’t required to provide any balance sheet data.
In both the table and the additional interpretation of the guidance for SRCs, the interim requirement indicates the 20% threshold should be applied on an individual basis. None of our equity method investments individually exceeded 20% of our consolidated assets, equity or income from continuing operations as of September 30, 2021. In the absence of specific guidance in ASC 323-10-50-3c on the definition of material, we relied on the above referenced interpretive guidance to arrive at our conclusion.
The Company will disclose summarized financial information, including current assets, noncurrent assets, current liabilities, noncurrent liabilities, sales, gross profit, net income (loss) from continuing operations, net income, and net income attributable to the investee for each of the equity investees in our annual report on Form 10-K.
Summary financial information will be included in our annual report on Form 10-K for affiliated companies (20% to 50%-owned) accounted for by the equity method.
All of our equity method investments are accounted for on a one-quarter lag, and we will disclose this in our annual report.

5. Assets Held for Sale, page 23
2.We note your response to prior comment 5 does not adequately explain how the Silver Spring properties continue to qualify for the exception to the one-year requirement after more than two years have passed since the asset group was classified as held for sale. Please provide a detail analysis of ASC 360-10-45-11(c) that clearly describes the events or circumstances that arose during the two year period that contributed to the delay in sale and the specific actions you have taken to respond to these events or circumstances to allow you to conclude that the properties continue to be available for immediate sale in its present condition and that the sale continues to be probable. Please further describe any price reductions or renegotiations with Sierra Springs and the reasons why you believe the price continues to be reasonable in relation to the fair value of the Silver Spring properties.
Response:
We have executed valid and binding purchase and sale agreements with Sierra Springs Enterprises, Inc. for the sale of the Silver Springs properties for $10.1 million, which provide for the closing to occur on before June 30, 2022. Pursuant to such agreements the Company has received more than $400,000 in non-refundable deposits. This purchase price is significantly more than the $6.3 million value recorded on our balance sheet as of September 30, 2021, and significantly less than recent sold and offered comparable properties. We expect to sell the properties by June 30, 2022, in accordance with the current agreements. The agreed upon date for the closing of the sale has been extended by amendments to the purchase and sale agreements multiple times, as a result of COVID-19 related delays, which were circumstances well beyond our control.
We entered into the original agreements and accepted down payments toward the purchase prices in September 2019, and shortly after, the world experienced significant socioeconomic challenges as a result of COVID-19, and as a result, the buyer has been delayed in securing the balance of funds required to complete the sale. We believe this meets the exception under ASC 360-10-45-11(c) where events or circumstances beyond our control have delayed the sale beyond one year and all of the criteria set forth below are met.
We initiated actions necessary to respond to the change in circumstances by extending the date of close in the agreements.
We are contractually bound by valid agreements with a buyer for a price, which is below the current market value of such properties based on the sale of recent comparable properties in close proximity.
The properties continue to meet the six criteria required to be met to be classified as assets held for sale under ASC 360-10-45-9, as described below, and, accordingly, are properly classified as assets held for sale.

a.Management commits to a plan to sell the assets.
b.The assets are available for immediate sale in their present condition subject only to terms that are usual and customary for sales of such assets.
c.An active program to locate a buyer and other actions required to complete the plan to sell the assets have been initiated.
d.The sale of the assets is probable, and transfer of the assets is expected to qualify for recognition as a completed sale, within one year. The term probable refers to a future sale that is likely to occur.

e.The assets are being actively marketed for sale at a price that is reasonable in relation to their current fair value. The price at which a long-lived asset is being marketed is indicative of whether the entity currently has the intent and ability to sell the asset. A market price that is reasonable in relation to fair value indicates that the asset is available for immediate sale, whereas a market price in excess of fair value indicates that the asset is not available for immediate sale.
f.Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Silver Springs, Nevada, represents a ley location in one of the rapidly developing areas in the United States, as it is now directly connected and adjacent to the Northern Nevada Industrial Center (“NNIC”) and the Tahoe Reno Industrial Center (“TRIC”), home of some of the fastest growing technology companies in the world, including industrial development by Tesla’s Gigafactory, Walmart, Switch, Google, Blockchains LLC, and over 100 more industrial companies, including most recently, Nanotech Energy, whose 517-acre campus near Silver Springs is being called the most significant development since Tesla’s Gigafactory #1.  The properties held for sale are being sold by the Company for an average value of $20,000 - $22,500 per acre. Recent known offers on immediately comparable properties are now in excess of $50,000 per acre with other comparable sales existing in excess of $100,000. Despite the COVID-related circumstances delaying the progress on the closing of these assets held for sales, values have only moved higher in the past 24 months. We believe it is probable that these properties will consummate prior to the June 20, 2022 deadline.
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations Comparative Financial Information, page 51

3.We note your response to prior comment 7. Please explain how the one-time $812,500 contribution payment was originally recorded and identify its location and balance in the balance sheet as of September 30, 2021. In addition, please explain why the full amount of this capital contribution payment was recognized immediately against expenses whereas your recurring monthly and annual capital contributions are recognized over the term of the operating agreement on a straight line basis.

Response:

Per the terms of the Northern Comstock LLC Limited Liability Company Operating Agreement, as last amended in September 2015 (the “Agreement”), we agreed to make monthly cash capital contribution payments of $30,000 and an annual capital contribution in August of each year in the amount of $482,500 in stock or cash through September 1, 2027, subject to acceleration under predetermined circumstances provided under the Agreement. The Agreement provides exclusive rights of production and exploration on certain property in Storey County, Nevada.
At inception, we calculated the total payments over the term of the Agreement and have been amortizing them on a straight-line basis to mining claims expense, given that the payments are similar to our mineral leases and we are legally bound to make such payments on such due dates under the terms of the Agreement. A deferred balance exists because the straight line recognition of the expense differs from the actual payments. Consistent with our policy for mineral rights and properties, we are expensing the cost as incurred, which is ratably over the term, not when payments are made.
In March 2021, the Company triggered an acceleration under the Agreement. Up until the accelerated payment was made in March 2021, the payments were recorded as a debit to a short-term accrual account and the monthly expense was recorded as a credit to the accrual account and a debit to mining costs. Pursuant to the express terms of the Agreement, the one-time accelerated payment of $812,500 was applied to the last year of contracted payments due in 2027 and was recorded as a debit to the short-term accrual account. This resulted in a debit balance in the accrual, which was reclassified to a long-term prepaid account as of March 31, 2021 and is included in other assets on our balance sheet as of September 30, 2021. The term of the agreed upon payment stream was reduced by one year and the amortization of the accelerated payment was included in the calculation of the monthly expense.
Separately, Tonogold Resources, Inc. (“Tonogold”) agreed to reimburse us for all payments made to Northern Comstock LLC pursuant to the Amended and Restated Membership Interest Purchase Agreement, as amended and restated as of March 20, 2020 (the “Purchase Agreement”) for the sale of Comstock Mining LLC. We invoice Tonogold monthly for all cash payments made in connection with Northern Comstock LLC and other amounts Tonogold agreed to reimburse the Company under the terms of the Purchase Agreement. We recognize the reimbursed cost as a credit to net income (loss) at the time it is determined probable that Tonogold will reimburse us, typically when we invoice Tonogold. Because we have no additional obligations related to the reimbursements, they do not meet the definition of a liability under FASB Concepts Statement No 8, Chapter 4 paragraph E.38 and are immediately recognized in the Company’s statement of operations.

We acknowledge that the Company is responsible for the accuracy of its disclosures, that the Commission is not foreclosed from taking action with respect to its filing and that the Company may not use the staff comments as a defense in any proceeding.
Please contact me if you need any additional information.

Sincerely,

/s/ Corrado DeGasperis

Corrado DeGasperis
Executive Chairman and Chief Executive Officer